EXHIBIT 16.3
For Immediate Release

Press Contacts:
David A. Dodge                  Sean Hayes                  David A. Kaminer
NeoMedia Technologies, Inc.     Pickups Plus, Inc.          The Kaminer Group
+(239) 337-3434                 +(860) 633-0377             +(914) 684-1934
ddodge@neom.com                 shayes@pickupsplus.com      dkaminer@kamgrp.com
---------------                 ----------------------      -------------------

                NeoMedia, Pickups Plus Sign LOIs Outlining Terms for NeoMedia to Acquire Interest in Auto Preservation Subsidiary

FT. MYERS, Fla., and CINCINNATI, March 1, 2005 - NeoMedia Technologies, Inc. (OTC BB: NEOM), and Pickups Plus, Inc. (OTC BB: PUPS) said today that they have signed two non-binding Letters of Intent outlining steps for NeoMedia to acquire an interest in Auto Preservation, Inc., a wholly-owned subsidiary of Cincinnati-based Pickups Plus.

       David A. Dodge, NeoMedia's vice president, CFO and controller, said that the completed acquisition "would be aimed at leveraging the synergies offered by Auto Preservation, with the potential to immediately and significantly increase distribution and brand recognition for products and services from NeoMedia's Micro Paint Repair business unit."

       Auto Preservation (AP) is a single-source provider to automotive dealerships for new vehicle preparation, environmental protection packages, detailing and reconditioning products and services. Many of largest vehicle manufacturers in the world, including General Motors(R), Ford(R), Daimler Chrysler(R), Toyota(R), Mazda(R), Hyundai(R), Nissan(R), Renault(R), Saturn(R) and Saab(R), have relied on the Auto Preservation product line for their own use, for factory defect resolution, or have private-labeled AP's products for resale in their dealerships.

       The first non-binding LOI outlines terms by which NeoMedia acquires a 30 percent interest in AP for $1.6 million in cash, stock and assumption of debt. Mr. Dodge said a second signed LOI outlines the steps by which NeoMedia can acquire an additional 30 percent, and then the final 40 percent, of AP for a combined $3.8 million in stock. Completion of definitive agreements is subject to due diligence by both parties.

       In addition, Mr. Dodge said that NeoMedia has invested $250,000 in restricted stock in AP's parent company, Pickups Plus, Inc.

`Gaining Distribution Network and Brands'

       Mr. Dodge said that gaining AP's in-place distribution network and brands were keys to the agreement. "Upon completion of this transaction," he said, "NeoMedia would have access to all of AP's current distributor, dealer, detailer, jobber and vendor agreements in the U.S., as well as the perpetual license for the use of the ValuGard(R) name within the U.S. This will provide major inroads for us in our expansion efforts for our NeoMedia micro paint repair business," he said.

       Acquired by NeoMedia in 2004, its micro paint repair system continues to evolve after more than a decade of research, development, manufacture and use. Chips, scratches, spots, blemishes and oxidized paint can all be corrected with the system, including problems with exotic pearlized paints, metallics and tri-coats. NeoMedia's system and process employ proprietary technology and safe materials, and is free from harmful isocyanates.

`Companies Moving in the Same Direction'

       Sean Hayes, COO for Pickups Plus, said the agreement "represents another step in expanding both companies' product offerings and national distribution.

       "We have great synergy here," he said. "The combined offering of ValuGard protection products, and NeoMedia micro paint repair products allows franchisees, distributors and dealers to offer a full line of restoration and protection solutions to grow their customer bases."

About NeoMedia Micro Paint Repair, Inc.

NeoMedia Micro Paint Repair, Inc., is a business unit of NeoMedia Technologies, Inc. Formerly known as CSI International Inc. (www.csi-intl.com), the company specializes in products and services for the worldwide micro paint repair industry, including a system and processes utilizing proprietary technology.

About NeoMedia Technologies, Inc.

NeoMedia Technologies, Inc. (www.neom.com), is a developer and international marketer of software and patented technologies, including PaperClick(R) (www.PaperClick.com), PaperClick for Camera Cell Phones(TM) and the PaperClick Mobile Go-Window(TM), which link products, print, and physical objects directly to targeted online data,. NeoMedia also offers expertise in homeland security and e-authentication applications, and its Systems Integration Group specializes in providing expert-based IT consulting, hardware, and software solutions.

About Automotive Preservation, Inc.

Auto Preservation, Inc. (AP), is a single source provider to automotive dealerships for their new vehicle preparation, environmental protection packages, detailing and reconditioning products and services. Pick-Ups Plus, Inc.(OTC BB: PUPS, www.pickupsplus.com), the parent company of AP, is a retail operator and franchiser of retail automotive parts and accessories stores catering to the light truck market.

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward-looking statement.

PaperClick is a registered trademark, and PaperClick For Cell Phones and PaperClick Mobile Go-Window are trademarks of NeoMedia Technologies, Inc. Other trademarks are properties of their respective owners.